FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2004

                        Commission File Number 001-13896



                              Elan Corporation, plc
                 (Translation of registrant's name into English)


                 Lincoln House, Lincoln Place, Dublin 2, Ireland
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F    /X/                      Form 40-F  / /


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                       Yes                                No  /X/

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                       Yes     / /                        No  /X/

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                                      -2-


     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes    / /                               No   /X/

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



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This Report of Foreign Issuer on Form 6-K is incorporated by reference into the
Post-Effective Amendments on Forms F-3 and S-8 to Form F-4 Registration Statement of Elan Corporation, plc (Registration No. 333-12756), the Registration Statement on Form F-3 of Elan Corporation, plc and Athena Neuroscience Finance, LLC (Registration No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361,
333-07136, 333-14240, 33-27506, 333-100252 and 333-100556).



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                                  EXHIBIT LIST


   Exhibit      Description
     99.1       Press release dated April 27, 2004 titled:
                Elan completes sale of Zonegran to Eisai.





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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ELAN CORPORATION, plc



                                            By:   /s/ William F. Daniel
                                                  ------------------------------
                                                  William F. Daniel
                                                  Company Secretary

Date: April 27, 2004



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                                                                    Exhibit 99.1



                              FOR IMMEDIATE RELEASE



    INVESTORS:                                               MEDIA:
    Emer Reynolds                                            Anita Kawatra
    Ph:      353-1-709-4000                                  Ph:  212-407-5755
                800-252-3526                                      800-252-3526


                    ELAN COMPLETES SALE OF ZONEGRAN TO EISAI


DUBLIN, IRELAND, APRIL 27, 2004-- Elan Corporation, plc today announced the completion of the sale of its interests in Zonegran (zonisamide) in North American and Europe to Eisai Co., Ltd. and Eisai Inc.

Under the terms of the agreement, which was previously announced on March 30, 2004, Elan has realised total consideration of approximately $130 million from Eisai in exchange for Elan's interests in Zonegran in North America and Europe. In addition, Elan may earn future deferred purchase payments of up to $110 million, primarily contingent on when generic zonisamide is introduced in the U.S., and including up to $25 million contingent on receiving marketing approval for Zonegran in Europe. Elan will also receive additional deferred purchase payments on net sales of Zonegran in North America and Europe if certain additional conditions are met. Elan's interests comprise U.S., Canadian, Mexican, and European rights to Zonegran, along with related assets and liabilities, Zonegran inventory with an estimated value of $26 million, and the associated sales team of approximately 110 employees.

Elan will continue to manufacture Zonegran in all three dosage strengths of 25 mg, 50 mg, and 100 mg capsules in Athlone, Ireland.

ABOUT ELAN
Elan Corporation, plc is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing and marketing advanced therapies in neurology, autoimmune diseases, and severe pain. Elan (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.

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SAFE HARBOR/FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements that involve risks and uncertainties and reflects Elan's judgment as of the date of this release. Actual events or results may differ from Elan's expectations. For example, Elan may not receive any of the deferred compensation discussed in this news release. A further list of risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.